American Virtual Cloud Technologies, Inc.

1720 Peachtree Street, Suite 629

Atlanta, GA, 30309

November 28, 2022

Marion Graham

Law Clerk

Unites States Securities and

Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	American Virtual Cloud Technologies, Inc. (the “Company”)
Form S-3 (the “Registration Statement”)
File Number 333-268443

Dear Ms. Graham:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the Registration Statement such that the Registration Statement will become effective as of 4:00 P.M. on Wednesday, November 30, 2022, or as soon thereafter as practicable.

Very truly yours,

AMERICAN VIRTUAL CLOUD TECHNOLOGIES, INC.

By:	/s/ Adrian Foltz
	Name:	Adrian Foltz
	Title:	Chief Financial Officer